UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Gas Natural Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

367204104

(CUSIP Number)

Anne E. Gold

First Reserve

One Lafayette Place

Greenwich, CT 06830

(203) 625-2536

with a copy to:

William E. Curbow, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue,

New York, NY 10017

(212) 455-3160

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 8, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 367204104
	13D	Page 2 of 11 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) FR Bison Merger Sub, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Ohio
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0 (*)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0 (*)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (*)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% (*)
14.	TYPE OF REPORTING PERSON (see instructions) CO

*	On November 3, 2016, Alison D. Masters, on behalf of herself and all other similarly situated shareholders of Gas Natural Inc. filed a complaint, subsequently amended on November 17, 2016 (the “Masters Complaint”) alleging that FR Bison Holdings, Inc., FR Bison Merger Sub, Inc. and First Reserve Energy Infrastructure Fund II, L.P. acquired beneficial ownership of the shares of Common Stock (as defined herein) owned by the Stockholder (as defined herein) as a result of the Support Agreement (as defined herein) described in this Statement on Schedule 13D. In an Amendment to Schedule 13D filed by the Stockholder on December 7, 2016, the Stockholder reported beneficial ownership of 1,040,640 shares of Common Stock, constituting, according to the Stockholder Schedule 13D, 9.9% of the outstanding Common Stock. Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) the Reporting Persons expressly disclaim beneficial ownership of the shares of Common Stock included in the Stockholder Schedule 13D for purposes of Section 13(d) of the Exchange Act, and for any other purpose, and neither the filing of this Statement on Schedule 13D nor any of its content shall be deemed to constitute an admission by the Reporting Persons that any of them is the beneficial owner of any shares of Common Stock for purposes of Section 13(d) of the Exchange Act, or for any other purpose.

CUSIP No. 367204104
	13D	Page 3 of 11 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) FR Bison Holdings, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0 (*)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0 (*)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (*)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0 (*)
14.	TYPE OF REPORTING PERSON (see instructions) CO

*	On November 3, 2016, Alison D. Masters, on behalf of herself and all other similarly situated shareholders of Gas Natural Inc. filed a complaint, subsequently amended on November 17, 2016 (the “Masters Complaint”) alleging that FR Bison Holdings, Inc., FR Bison Merger Sub, Inc. and First Reserve Energy Infrastructure Fund II, L.P. acquired beneficial ownership of the shares of Common Stock (as defined herein) owned by the Stockholder (as defined herein) as a result of the Support Agreement (as defined herein) described in this Statement on Schedule 13D. In an Amendment to Schedule 13D filed by the Stockholder on December 7, 2016, the Stockholder reported beneficial ownership of 1,040,640 shares of Common Stock, constituting, according to the Stockholder Schedule 13D, 9.9% of the outstanding Common Stock. Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) the Reporting Persons expressly disclaim beneficial ownership of the shares of Common Stock included in the Stockholder Schedule 13D for purposes of Section 13(d) of the Exchange Act, and for any other purpose, and neither the filing of this Statement on Schedule 13D nor any of its content shall be deemed to constitute an admission by the Reporting Persons that any of them is the beneficial owner of any shares of Common Stock for purposes of Section 13(d) of the Exchange Act, or for any other purpose.

CUSIP No. 367204104
	13D	Page 4 of 11 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) First Reserve Energy Infrastructure Fund II, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0 (*)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0 (*)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (*)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0 (*)
14.	TYPE OF REPORTING PERSON (see instructions) PN

*	On November 3, 2016, Alison D. Masters, on behalf of herself and all other similarly situated shareholders of Gas Natural Inc. filed a complaint, subsequently amended on November 17, 2016 (the “Masters Complaint”) alleging that FR Bison Holdings, Inc., FR Bison Merger Sub, Inc. and First Reserve Energy Infrastructure Fund II, L.P. acquired beneficial ownership of the shares of Common Stock (as defined herein) owned by the Stockholder (as defined herein) as a result of the Support Agreement (as defined herein) described in this Statement on Schedule 13D. In an Amendment to Schedule 13D filed by the Stockholder on December 7, 2016, the Stockholder reported beneficial ownership of 1,040,640 shares of Common Stock, constituting, according to the Stockholder Schedule 13D, 9.9% of the outstanding Common Stock. Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) the Reporting Persons expressly disclaim beneficial ownership of the shares of Common Stock included in the Stockholder Schedule 13D for purposes of Section 13(d) of the Exchange Act, and for any other purpose, and neither the filing of this Statement on Schedule 13D nor any of its content shall be deemed to constitute an admission by the Reporting Persons that any of them is the beneficial owner of any shares of Common Stock for purposes of Section 13(d) of the Exchange Act, or for any other purpose.

CUSIP No. 367204104
	13D	Page 5 of 11 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) First Reserve Energy Infrastructure GP II, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0 (*)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0 (*)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (*)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0 (*)
14.	TYPE OF REPORTING PERSON (see instructions) PN

*	On November 3, 2016, Alison D. Masters, on behalf of herself and all other similarly situated shareholders of Gas Natural Inc. filed a complaint, subsequently amended on November 17, 2016 (the “Masters Complaint”) alleging that FR Bison Holdings, Inc., FR Bison Merger Sub, Inc. and First Reserve Energy Infrastructure Fund II, L.P. acquired beneficial ownership of the shares of Common Stock (as defined herein) owned by the Stockholder (as defined herein) as a result of the Support Agreement (as defined herein) described in this Statement on Schedule 13D. In an Amendment to Schedule 13D filed by the Stockholder on December 7, 2016, the Stockholder reported beneficial ownership of 1,040,640 shares of Common Stock, constituting, according to the Stockholder Schedule 13D, 9.9% of the outstanding Common Stock. Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) the Reporting Persons expressly disclaim beneficial ownership of the shares of Common Stock included in the Stockholder Schedule 13D for purposes of Section 13(d) of the Exchange Act, and for any other purpose, and neither the filing of this Statement on Schedule 13D nor any of its content shall be deemed to constitute an admission by the Reporting Persons that any of them is the beneficial owner of any shares of Common Stock for purposes of Section 13(d) of the Exchange Act, or for any other purpose.

CUSIP No. 367204104
	13D	Page 6 of 11 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) First Reserve Energy Infrastructure GP II Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0 (*)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0 (*)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (*)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0 (*)
14.	TYPE OF REPORTING PERSON (see instructions) CO

*	On November 3, 2016, Alison D. Masters, on behalf of herself and all other similarly situated shareholders of Gas Natural Inc. filed a complaint, subsequently amended on November 17, 2016 (the “Masters Complaint”) alleging that FR Bison Holdings, Inc., FR Bison Merger Sub, Inc. and First Reserve Energy Infrastructure Fund II, L.P. acquired beneficial ownership of the shares of Common Stock (as defined herein) owned by the Stockholder (as defined herein) as a result of the Support Agreement (as defined herein) described in this Statement on Schedule 13D. In an Amendment to Schedule 13D filed by the Stockholder on December 7, 2016, the Stockholder reported beneficial ownership of 1,040,640 shares of Common Stock, constituting, according to the Stockholder Schedule 13D, 9.9% of the outstanding Common Stock. Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) the Reporting Persons expressly disclaim beneficial ownership of the shares of Common Stock included in the Stockholder Schedule 13D for purposes of Section 13(d) of the Exchange Act, and for any other purpose, and neither the filing of this Statement on Schedule 13D nor any of its content shall be deemed to constitute an admission by the Reporting Persons that any of them is the beneficial owner of any shares of Common Stock for purposes of Section 13(d) of the Exchange Act, or for any other purpose.

CUSIP No. 367204104
	13D	Page 7 of 11 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) William E. Macaulay
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0 (*)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0 (*)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (*)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0 (*)
14.	TYPE OF REPORTING PERSON (see instructions) IN

*	On November 3, 2016, Alison D. Masters, on behalf of herself and all other similarly situated shareholders of Gas Natural Inc. filed a complaint, subsequently amended on November 17, 2016 (the “Masters Complaint”) alleging that FR Bison Holdings, Inc., FR Bison Merger Sub, Inc. and First Reserve Energy Infrastructure Fund II, L.P. acquired beneficial ownership of the shares of Common Stock (as defined herein) owned by the Stockholder (as defined herein) as a result of the Support Agreement (as defined herein) described in this Statement on Schedule 13D. In an Amendment to Schedule 13D filed by the Stockholder on December 7, 2016, the Stockholder reported beneficial ownership of 1,040,640 shares of Common Stock, constituting, according to the Stockholder Schedule 13D, 9.9% of the outstanding Common Stock. Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) the Reporting Persons expressly disclaim beneficial ownership of the shares of Common Stock included in the Stockholder Schedule 13D for purposes of Section 13(d) of the Exchange Act, and for any other purpose, and neither the filing of this Statement on Schedule 13D nor any of its content shall be deemed to constitute an admission by the Reporting Persons that any of them is the beneficial owner of any shares of Common Stock for purposes of Section 13(d) of the Exchange Act, or for any other purpose.

CUSIP No. 367204104
13D

Item 1. Security and Issuer.

This Statement on Schedule 13D (this “Statement”) relates to the shares of common stock, $0.15 par value (“Common Stock”) of Gas Natural Inc., an Ohio corporation (the “Issuer”). The principal executive offices of the Issuer are located at 1375 East 9th Street, Suite 3100, Cleveland, Ohio 44114.

Item 2. Identity and Background.

(a) – (c) and (f)

This Schedule 13D is filed jointly on behalf of (i) FR Bison Merger Sub, Inc. (“Merger Sub”), (ii) FR Bison Holdings, Inc. (“FR Bison”), (iii) First Reserve Energy Infrastructure Fund II, L.P. (“FREIF II”), (iv) First Reserve Energy Infrastructure GP II, L.P. (“FREI GP”), (v) First Reserve Energy Infrastructure GP II Limited (“FREI GP II” and together with FREIF II and FREI GP, the “First Reserve Partnerships”) and (vi) William E. Macaulay (together with FR Bison, Merger Sub and the First Reserve Partnerships, collectively, the “Reporting Persons”). The Reporting Persons have entered into a Joint Filing Agreement, dated as of December 8, 2016, a copy of which is attached hereto as Exhibit C.

FREI GP II is the general partner of FREI GP, which in turn is the general partner of FREIF II and FREIF II is the parent company of FR Bison, which in turn is the parent company of Merger Sub. William E. Macaulay is a United States citizen and a director of FREI GP II, and has the right to appoint the Board of Directors of FREIF GP II. By virtue of Mr. Macaulay’s right to appoint the directors of FREI GP II, Mr. Macaulay may be deemed to have the shared power to vote or direct the vote of, and the shared power to dispose of or direct the disposition of, any securities held by each of FREI GP, FREIF II, FR Bison and Merger Sub.

Current information concerning the identity and background of each executive officer and director of Merger Sub, FR Bison and FREI GP II is set forth on Annex A, which is incorporated herein by reference in response to this Item 2.

Merger Sub is an Ohio corporation formed for the purpose of acquiring the Issuer. FR Bison is a Delaware corporation formed for the purpose of acquiring the Issuer. FREIF II is a Cayman Islands limited partnership formed for the primary purpose of making privately negotiated investments in infrastructure assets or businesses. FREI GP is a Cayman Islands limited partnership formed for the purpose of acting as a general partner or managing member of various investment entities. FREI GP II is a Cayman Islands company formed for the purpose of acting as a general partner or managing member of various investment entities. The principal business office and address of each of the entities identified in this Item 2 is c/o First Reserve, One Lafayette Place, Greenwich, CT 06830.

(d) and (e)

During the last five years, no Reporting Person nor, to the best knowledge of the Reporting Persons, any of the persons set forth on Annex A attached hereto, has (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of any judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

As more fully described in Item 4 below, in connection with the Agreement and Plan of Merger (the “Merger Agreement”) among the Issuer, FR Bison and Merger Sub, FR Bison entered into a support agreement, dated as of October 10, 2016 (the “Support Agreement”) with Anita G. Zucker, Trustee of the Article 6 Marital Trust, Under The First Amended and Restated Jerry Zucker Revocable Trust dated April 2, 2007 (the “Stockholder”), the Stockholder has agreed to vote all shares beneficially owned by her in favor of the transactions contemplated by the Merger Agreement.

The shares of Common Stock to which this Statement relates have not been purchased by the Reporting Persons, and thus no funds have been used for such purpose. Other than the consideration to be paid by FR Bison pursuant to the Merger Agreement in accordance with the terms and conditions of the Merger Agreement, the Reporting Persons have paid no funds or other consideration in connection with the execution and delivery of the Support Agreement. For a description of the Merger Agreement and the Support Agreement, see Item 4 below, which description is incorporated by reference in response to this Item 3.

Item 4. Purpose of Transaction.

Merger Agreement

As described above, on October 8, 2016, the Issuer entered into the Merger Agreement, pursuant to which Merger Sub will merge with and into the Issuer (the “Merger”), on the terms and subject to the conditions set forth in the Merger Agreement. The Issuer will continue as the surviving corporation and a wholly-owned subsidiary of FR Bison, and FR Bison will pay to the shareholders of the Issuer for their shares the merger consideration in the amount of $13.10 per common share in cash, without interest (the “Merger Consideration”), in accordance with and subject to the terms of the Merger Agreement. FR Bison and Merger Sub are affiliates of FREIF II and were formed by FREIF II in order to acquire the Issuer. As a result of the Merger, the outstanding Common Stock will cease to be listed on the NYSE MKT and will be deregistered under the Exchange Act. The Merger Agreement also provides that the directors of Merger Sub in office immediately prior to the effective time of the Merger will be the initial directors of the surviving company.

The foregoing description of the Merger Agreement is qualified in its entirety by reference to the full text of such agreement, which is filed as Exhibit A hereto and incorporated herein by reference.

Support Agreement

In connection with the execution of the Merger Agreement, FR Bison entered into the Support Agreement with the Stockholder pursuant to which the Stockholder has agreed to vote in favor of the Merger and the approval of the Merger Agreement at every meeting of the stockholders of the Issuer at which such matters are considered and at every adjournment or postponement thereof, subject to the limitations set forth in the Support Agreement. The obligations under the Support Agreement will terminate if, among other reasons, the Merger Agreement is terminated in accordance with its terms or the board of directors of the Issuer changes its recommendation in favor of the approval of the Merger and the Merger Agreement.

The foregoing description of the Support Agreement is qualified in its entirety by reference to the full text of such agreement, which is filed as Exhibit B hereto and incorporated herein by reference.

Except as set forth in this Statement, no Reporting Person nor, to the best knowledge of the Reporting Persons, any of the persons named in Annex A attached hereto, has any present plans, proposals or intentions which would result in or relate to any of the transactions described in subparagraph (a) through (j) of Item 4 of Schedule 13D prior to the closing of the Merger. As part of planning for the operation of the business of the Issuer following closing of the Merger and the delisting and deregistration of the Common Stock, the Reporting Persons may evaluate a range of transactions and activities, including those of the type described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) and (b).

On November 3, 2016, Alison D. Masters, on behalf of herself and all other similarly situated shareholders of the Issuer filed a complaint, subsequently amended on November 17, 2016 (the “Masters Complaint”) alleging that FR Bison, Merger Sub and FREIF II each acquired beneficial ownership (for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) of the shares of Common Stock owned by the Stockholder (with shared voting power and shared dispositive power) as a result of the Support Agreement. In an Amendment to Schedule 13D filed by the Stockholder on December 7, 2016 (the “Stockholder Schedule 13D”), the Stockholder reported beneficial ownership of 1,040,640 shares of Common Stock, constituting, according to the Stockholder Schedule 13D, 9.9% of the outstanding Common Stock. The Reporting Persons disclaim beneficial ownership of any such shares, and nothing herein shall be deemed to be an admission by the Reporting Persons as to their beneficial ownership of such shares for purposes of Section 13(d) or 16 of the Exchange Act or for any other purpose.

Except as set forth above, neither the Reporting Person nor, to the best of the Reporting Person’s knowledge, any of the persons named in Annex A attached hereto, owns any shares of Common Stock.

(c) Except as set forth in this Statement, neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons named in Annex A attached hereto has engaged in any transaction during the past 60 days in any shares of Common Stock.

(d) The Reporting Persons do not have a right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock referred to in this Statement.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 3 and Item 4 of this Statement is hereby incorporated by reference.

Item 7. Material to Be Filed as Exhibits.

Exhibit A	Agreement and Plan of Merger, dated as of October 8, 2016, among Gas Natural Inc., FR Bison Holdings, Inc. and FR Bison Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 of Form 8-K of the Issuer, filed with the Securities and Exchange Commission on October 11, 2016).

Exhibit B	Support Agreement, dated as of October 10, 2016, by and between Anita G. Zucker, Trustee of the Article 6 Marital Trust, Under The First Amended and Restated Jerry Zucker Revocable Trust dated April 2, 2007 and FR Bison Holdings, Inc.

Exhibit C	Joint Filing Agreement

Exhibit D	Power of Attorney of William E. Macaulay

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 8, 2016

FR Bison Merger Sub, Inc.

By:	/s/ Matthew S. Raben
Name: Matthew S. Raben
Title: Vice President and Secretary

FR Bison Holdings, Inc.

By:	/s/ Matthew S. Raben
Name: Matthew S. Raben
Title: Vice President and Secretary

First Reserve Energy Infrastructure Fund II, L.P.

By: First Reserve Energy Infrastructure GP II, L.P., its general partner

By: First Reserve Energy Infrastructure GP II Limited, its general partner

By:	/s/ Matthew S. Raben
Name: Matthew S. Raben
Title: Director, Legal

First Reserve Energy Infrastructure GP II, L.P.

By: First Reserve Energy Infrastructure GP II Limited, its general partner

By:	/s/ Matthew S. Raben
Name: Matthew S. Raben
Title: Director, Legal

First Reserve Energy Infrastructure GP II Limited

By:	/s/ Matthew S. Raben
Name: Matthew S. Raben
Title: Director, Legal

William E. Macaulay

By:	/s/ Anne E. Gold
Anne E. Gold, attorney-in-fact

Annex A

The name, business address and present principal occupation or employment of each of the executive officers and directors of (i) FR Bison Merger Sub, Inc. (“Merger Sub”), (ii) FR Bison Holdings, Inc. (“FR Bison”) and (iii) First Reserve Energy Infrastructure GP II Limited (“FREI GP II”) are set forth below. Each such person (the “Listed Persons”) is a citizen of the United States unless otherwise noted and does not have any other principal occupation (outside of similar positions held with respect to other entities directly or indirectly managed or advised by First Reserve):

Merger Sub and FR Bison

Name	Position	Business Address	Citizenship
Matthew S. Raben*	Vice President and Secretary	(1)	United States

Ryan A. Shockley*	President and Treasurer	(1)	United States

FREI GP II

Name	Position	Business Address
John Richard Barry	Managing Director	(3)	United Kingdom

James C. Berner	Managing Director	(1)	United States

Adi J. Blum	Managing Director	(1)	United States

Cathleen M. Ellsworth*	Managing Director	(1)	United States

Eduard B. Fidler	Director	(3)	Canadian

Mark B. Florian*	Managing Director	(1)	United States

Michael G. France*		(2)	United States

Anne E. Gold	Chief Compliance Officer, Secretary	(1)	United States

John A. Hill*	Managing Director	(1)	United States

Will Honeybourne*		(2)	United States

Alex T. Krueger*	President, Co-CEO	(1)	United States

William E. Macaulay**	Co-CEO	(1)	United States

Jeffrey K. Quake*		(1)	United States

Matthew S. Raben	Director, Legal	(1)	United States

Eduard Ruijs	Managing Director	(3)	Netherlands

Claudi Santiago	Chief Operating Officer, Managing Director	(3)	Spain

Mark S. Saxe	Managing Director	(2)	United States

Daren R. Schneider	Controller	(1)	United States

Alan G. Schwartz*	General Counsel, Managing Director	(1)	United States

Ryan A. Shockley	Managing Director	(1)	United States

Timothy F. Vincent	Director	(1)	United States

Joshua R. Weiner	Managing Director	(1)	United States

Neil A. Wizel*		(2)	United States

Jennifer C. Zarrilli*	Chief Financial Officer, Managing Director	(1)	United States

*	Board of Directors
**	Chairman

(1)	One Lafayette Place, Third Floor, Greenwich, CT 06830
(2)	600 Travis Street, Suite 6000, Houston, TX 77002
(3)	25 Victoria Street, London, England SW1H 0EX, United Kingdom

EXHIBIT INDEX

Exhibit A	Agreement and Plan of Merger, dated as of October 8, 2016, among Gas Natural Inc., FR Bison Holdings, Inc. and FR Bison Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 of Form 8-K of the Issuer, filed with the Securities and Exchange Commission on October 11, 2016).

Exhibit B	Support Agreement, dated as of October 10, 2016, by and between Anita G. Zucker, Trustee of the Article 6 Marital Trust, Under The First Amended and Restated Jerry Zucker Revocable Trust dated April 2, 2007 and FR Bison Holdings, Inc.

Exhibit C	Joint Filing Agreement

Exhibit D	Power of Attorney of William E. Macaulay